Invesco PowerShares

PowerShares Xchange Traded Notes™

DYY	PowerShares DB **Commodity Double Long** ETN
DPU	PowerShares DB **Commodity Long** ETN
DDP	PowerShares DB **Commodity Short** ETN
DEE	PowerShares DB **Commodity Double Short** ETN

Filed pursuant to Rule 433
Registration Statement 333-137902
Dated 7 July 2008

Index data as of 30 June 2008

Description

The PowerShares DB Commodity Double Long Exchange Traded Note (Symbol: DYY), PowerShares DB Commodity Long Exchange Traded Note (Symbol: DPU), PowerShares DB Commodity Short Exchange Traded Note (Symbol: DDP) and PowerShares DB Commodity Double Short Exchange Traded Note (Symbol: DEE) (collectively, the "PowerShares DB Commodity ETNs") are the first United States exchange traded products that provide investors with a cost-effective and convenient way to take a long, short or leveraged view on the performance of a broad-based commodity index.

All of the PowerShares DB Commodity ETNs are based on a total return version of the Deutsche Bank Liquid Commodity Index™. The Long and Double Long ETNs are based on the Optimum Yield™ version of the index. The Short and Double Short ETNs are based on the standard version of the index. Each index is composed wheat, corn, light sweet crude oil, heating oil, gold and aluminum futures contracts.

PowerShares DB Commodity ETN & Index Data	
Ticker symbols	
Commodity Double Long	DYY
Commodity Long	DPU
Commodity Short	DDP
Commodity Double Short	DEE
Intraday indicative value symbols	
Commodity Double Long	DYYIV
Commodity Long	DPUIV
Commodity Short	DDPIV
Commodity Double Short	DEEIV
CUSIP symbols	
Commodity Double Long	25154H475
Commodity Long	25154H459
Commodity Short	25154H467
Commodity Double Short	25154H483
Details	
ETN price at listing	$25.00
Inception date	4/28/08
Maturity date	4/01/38
Yearly investor fee	0.75%
Listing exchange	NYSE Arca
Standard DB Commodity Index symbol	DBLCMACL
OY™ DB Commodity Index symbol	DBLCOYER
Issuer	
Deutsche Bank AG, London Branch	
Long-term Unsecured Obligations[2]	
S&P rating	AA
Moody's rating	Aa1

Index History[1] (Growth of $10,000)


Index +2x levered
Index +1x levered
$1.0m
$800k
$600k
$400k
$200k
$0
$901,739
$163,079
Index -1x levered
Index -2x levered
$15k
$10k
$5k
$0
$1,128
$26
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08

Fund Performance & Index History (%)[1]	1 Year	3 Year	5 Year	10 Year	Inception
Index					
Deutsche Bank Liquid Commodity Index-Optimum Yield™ **+2x Levered**	200.83	67.70	74.64	44.70	38.06
Deutsche Bank Liquid Commodity Index-Optimum Yield™ **+1x Levered**	78.96	33.34	35.41	23.64	18.21
Deutsche Bank Liquid Commodity Index™ **-1x Levered**	-44.90	-20.22	-21.00	-17.35	-14.44
Deutsche Bank Liquid Commodity Index™ **-2x Levered**	-71.96	-40.45	-41.05	-36.88	-27.79
Comparative Indexes[3]					
S&P 500	-13.12	4.41	7.58	2.88	-7.60
Lehman U.S. Aggregate Bond	7.12	4.08	3.86	5.68	-0.47

Source: DB, Bloomberg

[1] Index history is for illustrative purposes only and does not represent actual PowerShares DB Commodity ETN performance. PowerShares DB Commodity ETN hypothetical historical performance is based on a combination of the monthly returns from the relevant commodity index plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Commodity ETNs, less the investor fee. Index history for the Long and Double Long ETNs is based on the Deutsche Bank Liquid Commodity Index-Optimum Yield™, and index history for the Short and Double Commodity ETNs is based on the standard version of the Deutsche Bank Liquid Commodity Index (collectively, the "Commodity Indexes"). The Commodity Indexes are intended to reflect changes in the market value of certain commodity futures contracts based on crude oil, heating oil, corn, wheat, gold and aluminum. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. **PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.** For current index and PowerShares DB Commodity ETN performance, go to dbfunds.db.com/notes.

[2] The PowerShares DB Commodity ETNs are not rated but rely on the ratings of their issuer, Deutsche Bank AG, London Branch. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the marketability or market price of the PowerShares DB Commodity ETNs.

An investment in the PowerShares DB Commodity ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement.

Not FDIC Insured-No Bank Guarantee-May Lose Value

powersharesetns.com | dbfunds.db.com/notes 800.983.0903 | 877.369.4617

DYY	PowerShares DB **Commodity Double Long** ETN
DPU	PowerShares DB **Commodity Long** ETN
DDP	PowerShares DB **Commodity Short** ETN
DEE	PowerShares DB **Commodity Double Short** ETN

Index data as of 30 June 2008

Volatility (%)[1,3]

	Index +2x	Index +1x	Index -1x	Index -2x
1 year	15.98	32.22	15.13	30.15
3 year	15.69	31.58	16.52	32.87
5 year	14.94	30.03	16.38	32.64
10 year	16.91	33.89	20.73	41.41

10-year historical correlation[1,3]

	Index +2x	Index +1x	Index -1x	Index -2x
S&P 500	0.05	0.05	-0.03	-0.03
Lehman U.S. Agg.	-0.02	-0.02	-0.02	-0.02

Annual index performance (%)[1]

	Index +2x	Index +1x	Index -1x	Index -2x
1989	65.31	33.03	-22.84	-45.05
1990	13.39	11.91	-18.48	-50.02
1991	-23.12	-9.74	20.33	36.53
1992	-0.56	0.94	2.90	3.04
1993	-18.34	-8.44	22.04	44.78
1994	22.45	12.88	-15.24	-31.80
1995	37.22	20.46	-12.99	-28.79
1996	91.31	43.01	-30.07	-55.00
1997	-28.58	-13.09	31.84	63.40
1998	-51.35	-27.80	53.30	115.99
1999	87.08	42.75	-39.54	-69.23
2000	41.82	24.43	-21.55	-46.38
2001	-19.75	-8.58	29.50	59.51
2002	51.55	24.62	-26.06	-47.82
2003	53.04	25.89	-22.19	-42.82
2004	82.21	37.20	-23.01	-43.51
2005	62.27	30.91	-12.77	-28.04
2006	26.64	16.05	-1.23	-8.55
2007	63.47	31.53	-24.82	-47.16
2008 YTD	27.84	13.87	-12.71	-25.29

What are the PowerShares DB Commodity ETNs?

The PowerShares DB Commodity ETNs are unsecured debt securities issued by Deutsche Bank AG, London Branch that are each linked to a total return version of a Deutsche Bank commodity index. The Long and Double Long ETNs are linked to the Deutsche Bank Liquid Commodity Index-Optimum Yield™, and the Short and Double Short ETNs are linked to the standard version of the Deutsche Bank Liquid Commodity Index. Both indexes are designed to reflect the performance of certain commodity futures contracts on crude oil, heating oil, corn, wheat, gold and aluminum.

Investors can buy and sell the PowerShares DB Commodity ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the PowerShares DB Commodity ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement which may include a fee of up to $0.03 per security.

Benefits & Risks of PowerShares DB Commodity ETNs

ETNs are some of the more benefit-rich investment vehicles available in the marketplace today.

Benefits

- Leveraged and short notes
- Low cost
- Intraday access
- Listed
- Transparent
- Tax treatment[4]

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure

[3] The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Lehman Aggregate Total Return Bond Value Unhedged USD Index is a measurement of change in bond market conditions based on the performance of a specified group of bonds. Correlation is a measure of similarity in performance. Volatility is the annualized standard deviation of monthly index returns.

[4] Deutsche Bank AG, London Branch, Invesco PowerShares and their affiliates do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties and (ii) was written to support the promotion or marketing of the transactions or matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

Long, Short, and **Leveraged** exposure to commodities has never been easier.℠

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800.983.0903 | 877.369.4617, or you may request a copy from any dealer participating in this offering.

The PowerShares DB Commodity ETNs are unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the PowerShares DB Commodity ETNs is dependant on Deutsche Bank AG, London Branch's ability to pay. The rating of Deutsche Bank AG, London Branch does not address, enhance or affect the performance of the PowerShares DB Commodity ETNs other than Deutsche Bank AG, London Branch's ability to meet its obligations. The PowerShares DB Commodity ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the PowerShares DB Commodity ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Commodity ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Commodity ETNs even if the value of the relevant index has increased. If at any time the redemption value of the PowerShares DB Commodity ETNs is zero, your investment will expire worthless. Deutsche Bank may accelerate the PowerShares DB Commodity ETNs upon a regulatory event affecting the ability to hedge the PowerShares DB Commodity ETNs. An investment in the PowerShares DB Commodity ETNs may not be suitable for all investors.

The PowerShares DB Commodity ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of units that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the prospectus. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB Commodity ETNs. Sales in the secondary market may result in losses.

The PowerShares DB Commodity ETNs are concentrated in commodity futures contracts. The market value of the PowerShares DB Commodity ETNs may be influenced by many unpredictable factors, including, among other things, volatile prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions.

The PowerShares DB Commodity Double Long ETN and PowerShares DB Commodity Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

An investor should consider the PowerShares DB Commodity ETNs' investment objectives, risks, charges and expenses carefully before investing.

© 2008 Invesco PowerShares Capital Management LLC
P-DBCOMM-ETN-PC-1 07/08 powersharesetns.com | dbfunds.db.com/notes 800.983.0903 | 877.369.4617